EXHIBIT D2

                           108KD4




Print Request:   Current Document: 1

Time of Request: January 4, 2000  03:14 pm EST
Number of Lines: 354
Job Number:      59:0:5403008

Client ID/Project Name:
Research Information:
SEC Decisions, Orders and Releases
35-27121


Note:

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PAGE 1

  1 of 1 DOCUMENT
  Allegheny Energy, Inc., et al.

SECURITIES AND EXCHANGE COMMISSION
  Release Nos. 35-27121, 70-9567

1999 SEC LEXIS 2708
December 23, 1999


ACTION:
[*1]  Order Authorizing Retention of Assets

TEXT:

Allegheny Energy, Inc. ("Allegheny"), a registered holding company, located in Hagerstown, Maryland, and Monongahela Power Company ("Monongahela Power"), a wholly owned electric utility subsidiary of Allegheny, located in Fairmont, West Virginia, have filed an application, as amended, under section 11(b) of the Public Utility Holding Company of Act of 1935 ("Act") and rule 54 under the Act in connection with the proposed acquisition, which is exempt under section 9(b)(1) of the Act, of all the assets and properties owned by UtiliCorp United Inc. ("Utilicorp") and used in its utility business in West Virginia ("Transaction"). The Commission issued a notice of the filing of the application on November 12, 1999 (HCAR No. 27100).

I. Background

Allegheny and UtiliCorp entered into an agreement whereby Monongahela Power, as Allegheny's designated affiliate, will purchase all of the utility assets of UtiliCorp's West Virginia Power division ("West Virginia Power"). This purchase of utility assets is subject to approval by the West Virginia Public Service Commission. The proposed purchase price of West Virginia Power is approximately $ 75 million. [*2] n1 The purchase price is subject to adjustment shortly after closing, based upon the closing date balance sheet.

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  n1 This acquisition price approximates the book value of
  the assets.

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UtiliCorp, a combination gas and electric utility based in
Kansas City, Missouri, provides electric and gas utility services to more than three million electric and gas customers, primarily in the Midwest. West Virginia Power is UtiliCorp's combination gas and electric division operating only in West Virginia and has its principal place of business in Fairlea, West Virginia. West Virginia Power is a small, combination gas and electric division with service territory only in West Virginia. As of October, 1999, West Virginia Power employed about 120 people. For the twelve months ended December 31, 1998, UtiliCorp's revenues were approximately $ 12.5 billion. West Virginia Power contributed $ 51.9 million of those revenues--$ 28.2 million from electric sales and $ 23.7 million from gas sales.
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1999 SEC LEXIS 2708, *3

West Virginia Power provides electric service to [*3] approximately 26,000 customers. West Virginia Power's electric assets and electric service territory are located in five counties in southeastern West Virginia. West
Virginia Power's electric distribution lines cover approximately 1,989 miles in a 1,360 square mile service area.

West Virginia Power's natural gas assets and service territory serve approximately 24,000 customers in relatively small pockets in central and south-central West Virginia in areas within or relatively close to Applicant's existing service territory. West Virginia Power's gas service territory includes approximately 670 miles of gas pipeline in a 500 square mile service area. Following completion of the proposed Transaction, the gas utility operations of the Applicant will be substantially smaller than the gas utility operations of Applicant's competitors in the region. Monongahela Power currently provides electric service to approximately 325,000 West Virginia customers. Its revenues were approximately $ 645 million for the twelve months ended September 30, 1999. Its service territory is contiguous to West Virginia Power's service territory, but the two companies are not directly interconnected. However, Monongahela [*4] Power is contemplating interconnection via construction of a direct interconnect. Presently, Monongahela Power has a contract with American Electric Power ("AEP") which provides access and interconnection between the West Virginia Power and Monongahela Power systems. Monongahela Power intends to operate the electric assets, together with its own, as a single interconnected and coordinated system.

  Monongahela Power intends to create two new divisions for this acquisition:

one division will encompass the Utilicorp West Virginia electric assets and another, separate division will encompass the Utilicorp West Virginia gas assets. After the transaction, West Virginia Power's current headquarters will be maintained as an operations center for the area presently served by West Virginia Power.

It is anticipated that an existing power supply agreement with American Electric Power will be assigned by UtiliCorp
West Virginia to Monongahela Power and will continue in effect until its termination date of December 31, 2001. Thereafter, electric generation will be supplied from Monongahela Power's own generation or the market. In connection with this Transaction, Monongahela Power has also entered [*5] into a twenty-year Gas Supply Agreement with UtiliCorp's unregulated subsidiary, Aquila Energy, for Aquila Energy to supply natural gas to Monongahela Power. Monongahela Power anticipates that Allegheny Energy Service Corporation (the service company of the Allegheny system) will offer employment to all employees of West Virginia
Power's electric divisions at closing at the same geographic location. Applicant also anticipates that West Virginia
Power's gas system will continue to be operated by the employees who currently perform those services.
     Applicant notes that there are significant economic and competitive advantages inherent in a combined gas and electric utility as contrasted to a utility offering only electric or gas. Applicant also believes that divestiture or spin-off of the gas system, and its operation on a stand-alone basis, would result in the loss of substantial economies. Lost economies would arise from the need to replicate services, the loss of economies of scale, and the costs of
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1999 SEC LEXIS 2708, *5

reorganization. Increased costs as a result of divestiture of West Virginia Power's gas operations would be compounded by a loss of qualitative competitive benefits.

To avoid replicating [*6] costs, Monongahela Power will operate the gas and electric service territories by using common resources, such as computer systems, billing systems, buildings, trucks, equipment, labor, accounting, and other central services. In addition, if the gas operation was divested, other costs would be increased. Annual costs would include additional labor and overhead expenses due to the loss of shared services with Monongahela Power's and West Virginia Power's electric operations. The process of divesting West Virginia Power's gas system would result in significant transition and divestiture costs for the stand-alone gas system as well. Monongahela Power has estimated that the combination of West Virginia Power's assets with its own will result in savings of $ 6 million per year to customers of the combined operations.

The West Virginia Public Service Commission issued an order dated December 9, 1999, approving the proposed transactions. n2 The Federal Energy Regulatory Commission issued an order dated December 1, 1999, approving the proposed transactions. On November 24, 1999, the Federal Communications Commission authorized Utilicorp to transfer to Monongahela Power the rights to Utilicorp's [*7] existing private mobile radio service and two call signs. Allegheny Energy submitted Notification and Report Forms and all information required by the Hart-Scott Rodino Act of 1976 to the Antitrust Division of the Department of Justice and the Federal Trade Commission. The waiting period expired on November 27, 1999. It is stated that no other state or federal commission, other than this Commission, has jurisdiction over the proposed transaction.

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n2 The Iowa Public Service Commission issued an order
granting waiver for the sale of assets by UtiliCorp.

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Fees and expenses in the estimated amount of $ 50,000 are
expected to be incurred in connection with the proposed transactions.

II. Discussion

The proposed retention by Monongahela of all of the assets of West Virginia Power requires prior Commission approval under section 11(b) of the Act. The Commission has reviewed the proposed transactions and finds that the requirements of the Act are satisfied.

A. Statutory integration requirements
     As a preliminary matter, [*8] it is necessary to determine the extent to which the proposed retention of the West Virginia Power assets will be an integrated public utility system within the meaning of section 2(a)(29)(A) of the Act. The Commission's application of the integration requirements of section
11(b)(1) is central to its authorization of the proposed retention by Monongahela Power of West Virginia Power. Once this question has been decided, it is necessary to consider whether Monongahela Power may own the West Virginia
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1999 SEC LEXIS 2708, *8

Power gas assets as an additional integrated system.

  1. Integration Standards

     Section 11(b)(1) of the Act, generally confines the utility properties of a registered holding company to a "single integrated public-utility system," either gas or electric, as discussed below. n3

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n3 The limitation is intended to eliminate evils that
Congress found to exist "when the growth and extension of holding companies bears no relation to . . . the integration and coordination of related operating properties." Section 1(b)(4) of the Act. Congress believed that, "in the absence of clearly overriding considerations a utility system should have a management single-mindedly devoted to advancing the interests of its investors and consumers and not engaged, through the means of the holding company device, in operating other utility or non-utility businesses." SEC v. New England Electric System, 41 S.E.C. 888 (1964), rev'd, SEC v. New England Electric System, 346 F.2d 399 (1st Cir. 1966), rev'd and remanded, 384 U.S. 176
(1965), on remand, 376 F.2d 107 (1st Cir. 1967), rev'd, 390
U.S. 207 (1968).

The "other business" clauses of section 11(b)(1) further limit the nonutility businesses of a registered holding company to those that are "reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system," on a finding by the Commission that the interests are "necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning" of the integrated system.

- - - - - - -END FOOTNOTES- - - - - - -- - - - - - - - [*9]

Section (2)(29)(A) defines an integrated public-utility system, as applied to electric utility properties, to mean:

a system consisting of one or more units of generating plants and/or transmission lines or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair . . . the advantages of localized management, efficient operations, and the effectiveness of regulation.

Section 2(29)(B) defines an integrated public-utility system, as applied to gas utility properties, to mean:

a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair . .
 . the advantages of localized management, efficient operations, and the effectiveness of regulation:
[*10] Provided, That gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.
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1999 SEC LEXIS 2708, *10

     In view of the separate definitions and their differing criteria, the Commission has long held that gas and electric properties do not together constitute an integrated system. n4

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n4 SEC v. New England System, 384 U.S. at 178, n. 7 and the
cases cited in the decision.

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  2.  The combined electric properties

     On the basis of the statutory definition of an electric integrated public utility system, the Commission has established four standards that must be met before the Commission will find that an integrated public system will result from a proposed acquisition of securities: (1) the utility assets of the system are physically interconnected or capable of physical interconnection; (2) the utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system; (3) the system must be confined [*11] in its operations to a single area or region; and (4)the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation. n5

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n5 Environmental Action, Inc. v. SEC, 895 F.2d 1255, 1263
(9th Cir. 1990), citing Electric Energy, Inc., 38 S.E.C.
658, 668 (1958).

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  The combined electric properties satisfy each of these
  four requirements.

The Commission has previously determined that the physical interconnection requirement of the Act can be satisfied on the basis of contractual rights to use third parties' transmission lines. n6 Currently, Monongahela Power and West Virginia Power are interconnected and have the ability to exchange power utilizing the contract path created by the Monongahela Power - American Electric Power contract. In addition, the Commission has previously found the requirement of being "capable of physical [*12] interconnection" satisfied if physical interconnection is "contemplated or . . . possible within the reasonably near future," rather than an event that "might occur in the remote future and whose occurrence has not been foreshadowed by any facts shown in the record." n7 Monongahela Power states that it is currently studying the costs associated with constructing a substation or interconnection between its system and West Virginia Power's system. The Applicants state that they intend either to extend the existing contract with American Electric Power or construct a direct interconnection between the systems prior to the expiration of the contract. The Commission finds that Monongahela Power's existing contract path to West Virginia Power via American Electric Power and the applicant's commitment to continue the contract or directly interconnect the systems satisfies the Commission's interconnection requirements.

1999 SEC LEXIS 2708, *12

- - - - - - - - - - - -FOOTNOTES- - - - - - - - - - - - - - - - -
-

  n6 Northeast Utilities, Holding Co. Act Release No. 25221
  (Dec. 21, 1990).

n7 New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997) (finding the electric properties capable of physical interconnection and allowing five years to construct a proposed transmission tie line); North American Co., Holding Co. Act Release No. 4505 (Apr. 15,
1942). See also Hudson River Power Corp., Holding Co. Act Release No. 2415 (Dec. 9, 1940) (integration standard not met where "the record discloses no definite plan for bringing about any such interconnection"); Cities Service Power & Light Corp., Holding Co. Act Release No. 5256 (Aug. 30, 1944) (integration standard met where construction of interconnection facilities was contemplated); Union Electric Co., Holding Co. Act Release No. 18368 (Apr. 10, 1974) (holding that in the absence of special circumstances, a physical interconnection that might, if economical, be built in ten years does not satisfy the integration requirement).

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The Commission further finds that the acquired electric
assets may be " economically operated as a single interconnected and coordinated system." Monongahela represents that the Transaction will result in significant benefits, economies and efficiencies for the utilities and, in turn, their customers and shareholders. Specifically, Monongahela Power represents that it will use its expertise and resources to provide increased and improved energy generation, transmission, distribution, and customer services. Following the Transaction, West Virginia Power customers will have access to Monongahela Power's 24-hour toll free Customer Service Center. Over time, Monongahela Power is of the view that West Virginia Power customers will benefit as a result of the application of Monongahela Power and the Allegheny system's expertise and resources in the production and delivery of electricity.

The Commission's third and fourth requirements are also satisfied. Monongahela Power will operate within the single state of West Virginia. In addition, the system will not be so large as to impair "the advantages of localized management, efficient operations, and the effectiveness of regulation ." After the [*14] Transaction, West Virginia Power's current headquarters will be maintained as an operations center for the area presently served by West Virginia Power. Finally, the Monongahela power electric division will continue to be regulated by the West Virginia Public Service Commission, which has approved this transaction.

The Commission finds that the combined electric properties will constitute an integrated public utility system.

  3. The proposed ownership of the West Virginia Power gas assets

     In addition to the principal electric integrated
electric system, Monongahela proposes to acquire and retain the West Virginia Power gas assets. Although section 11(b)(1) generally limits a registered holding company to ownership of a single integrated system, an exception to this requirement is provided in section 11(b)(1)(A)-(C) ("ABC clauses"). A
registered
holding company may own one or more additional systems, if each system meets the criteria of these clauses. Specifically, the Commission must find that (A) the additional system
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1999 SEC LEXIS 2708, *14
"cannot be operated as an independent system without the
loss of substantial economies which can be secured by the retention of control by such holding company of [*15] such system," (B) the additional system is located in one or adjoining states, and c the combination of systems under the control of a single holding company is "not so large . . . . as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation." n8 The Commission has repeatedly held that a registered holding company cannot own properties that are not part of its principal integrated system unless they satisfy the ABC clauses. n9

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n8 North American Co., 11 S.E.C. 194, 242 (1942), aff'd, SEC
v. North American Co., 133 F.2d 148 (2d Cir. 1943), aff'd on constitutional issues, 327 U.S. 686 (1946); New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1,
1997); Conectiv, Inc., Holding Co. Act Release No. 26832
(Feb. 25, 1998).

n9 See, e.g., United Gas Improvement Co., 9 S.E.C. 52, 65
(1941) (section 11(b)(1) permits more than one integrated system only if the additional system or systems meets the standards of the ABC clauses; a utility subsidiary is not a retainable part of an additional system unless those clauses are satisfied). See also Philadelphia Co., 28 S.E.C. 35, 46
(1948), aff'd, 177 F.2d 720 (D.C. Cir.  1949); Conectiv,
Inc., HCAR No. 26832 at 35.

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[*16]

  1. Requirements of clause A

The Commission has stated that the Act does not prohibit ownership of combination gas and electric systems, but rather specifies the showings that must be made by an applicant to justify ownership of such properties. n10 The Commission has addressed, in many cases, the question of retainability by electric registered holding company systems of additional integrated gas systems and has reached its findings under clause A on a case-by-case basis, in light of the particular facts.

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n10 See New England Electric System, 41 S.E.C. at 903 (the
Act does not "express[] a Federal policy against combined
gas and electric operations as such. . . . it prescribes
test of retainability which must be met"); see also New
Century Energies, Inc., Holding Co. Act Release No. 26748
(Aug. 1, 1997).

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     The principal issue under clause A is whether there
would be a loss of substantial economies if the additional system were divested. Although Monongahela Power did not provide the [*17] Commission a formal analysis of the gas system as a separate system, the record permits a finding that there would be a loss of substantial economies if Monongahela Power were required to divest the gas properties. By any measure, the gas system is very small. As noted above, the WVP gas system serves 24,000 customers. n11 The Commission finds that the requirements of clause A are satisfied with respect to Monongahela Power's
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1999 SEC LEXIS 2708, *17
ownership of the gas properties of West Virginia Power as an additional integrated system.

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n11 In New Century Energies, Inc., Holding Co. Act Release
No. 26748 (Aug. 1, 1997), the Commission permitted retention of an additional electric system that served approximately
34,000 customers. The applicant had not provided a divestiture study.

- - - - - - - - - -END FOOTNOTES- - - - - - - - - - - - - - - - -

  2. Requirements of clauses B and C
The proposed acquisition by Monongahela Power of West
Virginia Power's gas assets does not raise any issues under clauses B or C. With respect to clause B, the electric operations of system of Monongahela Power will be [*18] located in West Virginia; the additional gas system will also be located in West Virginia. As required by clause C, the combination of systems under the ownership of Allegheny will not be "so large . . . as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation."

III. Conclusion
The Commission has carefully examined the application under the applicable standards of the Act, and has concluded that the proposed retention of the assets are consistent with those standards.

Allegheny states that for purposes of rule 54, it is in compliance with rules 53(a) and 54(b). Therefore, the conditions of rule 53(c) are not applicable.
Due notice of the filing of the application, as amended, has been given in the manner prescribed in rule 23 under the Act, and no hearing has been requested of or ordered by the Commission. Based upon the facts in the record, it is found that the applicable standards of the Act and the rules under the Act are satisfied and that no adverse findings are necessary.

IT IS ORDERED, under the applicable provisions of the Act and rules under the Act, that the application, as amended, is, granted immediately, subject [*19] to the terms and conditions prescribed in rule 24 under the Act.

For the Commission, by the Division of Investment
Management, under delegated authority.
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                                108KD4
**********  Print Completed  **********
Time of Request:   January 4, 2000  03:14 pm EST

Print Number:      59:0:5403008
Number of Lines:   354
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